Exhibit 99.1

Inphi Corporation Delivers Record Revenue in Q3 2020

Strong year over year Growth Driven by both Cloud and Telecom

SANTA CLARA, Calif., October 29, 2020 – Inphi Corporation (NASDAQ: IPHI), a leader in high-speed data movement interconnects, today announced financial results for its third quarter ended September 30, 2020. Inphi Corporation will not host a conference call to discuss its results for the third quarter of 2020 due to the proposed acquisition of Inphi Corporation by Marvell Technology Group Ltd. announced today.

GAAP Results

Revenue in the third quarter of 2020 was a record $180.7 million on a U.S. generally accepted accounting principles (GAAP) basis, up 91.8% year-over-year, compared with $94.2 million in the third quarter of 2019. The increase was due to higher demand for Cloud and Telecommunications products as well as the inclusion of eSilicon revenues as a result of the acquisition that closed on January 10, 2020.

Gross margin under GAAP in the third quarter of 2020 was 56.2%, compared with 57.8% in the third quarter of 2019. The decrease was mainly due to amortization of intangibles related to the eSilicon acquisition and product and revenue mix.

GAAP operating income in the third quarter of 2020 was $6.2 million or 3.5% of revenue, compared to GAAP operating loss in the third quarter of 2019 of $10.9 million or (11.6%) of revenue. The decrease in operating loss was mainly due to higher gross profit, partially offset by higher operating expenses and interest expense.

GAAP net loss for the third quarter of 2020 was $3.4 million or ($0.07) per diluted common share, compared with $16.2 million or ($0.36) per diluted common share in the third quarter of 2019.

Inphi reports gross profit, operating expenses, operating income (loss), net income (loss), and earnings per share in accordance with GAAP and on a non-GAAP basis. A reconciliation of the GAAP to non-GAAP gross profit, operating expenses, operating income (loss), net income (loss), earnings per share, as well as a description of the items excluded from the non-GAAP calculations is included in the financial statements portion of this press release.

Non-GAAP Results

Gross margin on a non-GAAP basis in the third quarter of 2020 was 64.2%, compared with 70.2% in the third quarter of 2019. The decrease was due to product mix, mainly from the sale of eSilicon products that have a lower margin.

Non-GAAP operating income in the third quarter of 2020 was $53.3 million or 29.5% of revenue, compared with non-GAAP operating income of $21.4 million or 22.7% of revenue in the third quarter of 2019. The increase is primarily due to higher gross profit and higher operating leverage.

Non-GAAP net income in the third quarter of 2020 was $47.9 million, or $0.88 per diluted common share. This compares with non-GAAP net income of $21.5 million, or $0.45 per diluted common share in the third quarter of 2019.

“Despite unique macro challenges, Q3 of 2020 was another record revenue quarter for the Company. Our revenue grew 92% year over year for the quarter driven by strength in both our cloud data center and telecom markets. The organic portions of our business also grew an impressive 57% year over year for the third quarter,” said Ford Tamer, President and CEO of Inphi Corporation. “Our diversified product roadmap coupled with leading edge research development investments drove strong non-GAAP operating margin of 29.5% for the third quarter, further demonstrating leverage in our operating model.”

Nine Months 2020 Results

Revenue in the nine months ended September 30, 2020 was $495.4 million, compared with $262.7 million in the nine months ended September 30, 2019. GAAP net loss in the nine months ended September 30, 2020 was $47.7 million, or ($0.97) per diluted share, on approximately 49.0 million diluted weighted average common shares outstanding. This compares with GAAP net loss of $59.5 million, or ($1.32) per diluted share, on approximately 45.1 million diluted weighted average common shares outstanding in the nine months ended September 30, 2019.

Non-GAAP net income in the nine months ended September 30, 2020 was $130.4 million, or $2.47 per diluted weighted average common share outstanding, on approximately 52.9 million diluted weighted average common shares outstanding. This compares with non-GAAP net income of $53.5 million in the nine months ended September 30, 2019, or $1.14 per diluted weighted average common share outstanding, on approximately 47.1 million diluted weighted average common shares outstanding.

Business Outlook

The following statements are based on the Company’s current expectations for the fourth quarter of 2020. These statements are forward-looking and actual results may differ materially. A reconciliation between the GAAP and non-GAAP outlook is included at the end of this press release.

●	Revenue in Q4 2020 is expected to be in the range of $185 million to $189 million.
●	GAAP gross margin is expected to be in the range of approximately 55.8% to 57.0%.
●	Non-GAAP gross margin is expected to be in the range of approximately 63.7% to 64.7%.
●	Stock-based compensation expense is expected to be in the range of $28.0 million to $30.0 million.
●	GAAP net loss is expected to be in range between $0.95 million to $2.65 million, or ($0.02) to ($0.05) per basic share, based on 52.4 million estimated weighted average basic shares outstanding.
●

Non-GAAP net income, excluding stock-based compensation expense, acquisition expenses, amortization of intangibles and inventory fair value step up related to acquisitions and noncash interest on convertible debt, is expected to be in the range of $47.2 million to $50.6 million, or $0.85 to $0.91 per weighted average diluted share, based on 55.7 million estimated non-GAAP weighted average diluted shares outstanding.

About Inphi

Inphi Corporation is a leader in high-speed data movement. We move big data -- fast, throughout the globe, between data centers, and inside data centers. Inphi's expertise in signal integrity results in reliable data delivery, at high speeds, over a variety of distances. As data volumes ramp exponentially due to video streaming, social media, cloud-based services, and wireless infrastructure, the need for speed has never been greater. That's where we come in. Customers rely on Inphi's solutions to develop and build out the Service Provider and Cloud infrastructures, and data centers of tomorrow. To learn more about Inphi, visit www.inphi.com.

# # #

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by terms such as outlook, believe, expect, may, will, provide, continue, could, and should, and the negative of these terms or other similar expressions. These statements include statements relating to: the Company’s business outlook and current expectations for 2020, including with respect to the fourth quarter of 2020, revenue, gross margin, stock-based compensation expense, net income or loss, and earnings per share; the Company’s expectations regarding growth opportunities; strength in both our cloud data center and telecom markets, our operating model and the benefits of using non-GAAP financial measures. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially from those anticipated as a result of various factors, including: the Company’s ability to sustain profitable operations due to its history of losses and accumulated deficit; the proposed acquisition, dependence on a limited number of customers for a substantial portion of revenue and lack of long-term purchase commitments from customers; product defects; risk related to intellectual property matters, lengthy sales cycle and competitive selection process; lengthy and expensive qualification processes; ability to develop new or enhanced products in a timely manner; development of target markets; market demand for the Company’s products; reliance on third parties to manufacture, assemble and test products; ability to compete; the ability to effectively integrate eSilicon and other risks inherent in fabless semiconductor businesses. In addition, actual results could differ materially due to changes in tax rates or tax benefits available, changes in demand, including as a result of the impact of the COVID-19 pandemic, changes in government regulation, changes in claims that may or may not be asserted, as well as changes in pending litigation. For a discussion of these and other related risks, please refer to Inphi Corporation’s recent SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 2019, which are available on the SEC’s website at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date thereof. Inphi Corporation undertakes no obligation to update forward-looking statements for any reason, except as required by law, even as new information becomes available or other events occur in the future.

Inphi, the Inphi logo and Think fast are registered trademarks of Inphi Corporation. All other trademarks used herein are the property of their respective owners.

Corporate Contact: Kim Markle 408-217-7329 kmarkle@inphi.com	Investor Contact: Vernon P. Essi, Jr. 408-606-6524 investors@inphi.com

INPHI CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of dollars, except share and per share amounts)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Revenue	$180,691	$94,231	$495,413	$262,739
Cost of revenue	79,151	39,749	227,244	111,517
Gross margin	101,540	54,482	268,169	151,222
Operating expenses:
Research and development	66,832	44,895	198,701	133,999
Sales and marketing	15,341	12,311	45,274	35,344
General and administrative	13,125	8,165	38,508	22,478
Total operating expenses	95,298	65,371	282,483	191,821
Income (loss) from operations	6,242	(10,889)	(14,314)	(40,599)
Loss on early extinguishment of convertible debt	(149)	-	(13,446)	-
Interest expense, net of other income	(8,285)	(4,672)	(18,475)	(17,652)
Loss before income taxes	(2,192)	(15,561)	(46,235)	(58,251)
Provision for income taxes	1,188	619	1,482	1,252
Net loss	$(3,380)	$(16,180)	$(47,717)	$(59,503)

Earnings per share:
Basic	$(0.07)	$(0.36)	$(0.97)	$(1.32)
Diluted	$(0.07)	$(0.36)	$(0.97)	$(1.32)

Weighted-average shares used in computing earnings per share:
Basic	51,971,621	45,517,862	48,986,248	45,057,539
Diluted	51,971,621	45,517,862	48,986,248	45,057,539

The following table presents details of stock-based compensation expense included in each functional line item in the consolidated statements of operations above:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
	(in thousands of dollars)		(in thousands of dollars)
	(Unaudited)		(Unaudited)
Cost of revenue	$2,136	$1,953	$6,033	$4,432
Research and development	16,484	10,297	45,995	30,954
Sales and marketing	5,858	4,312	16,320	11,729
General and administrative	4,568	3,316	12,953	9,482

	$29,046	$19,878	$81,301	$56,597

INPHI CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands of dollars)
(Unaudited)

	September 30, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	$147,907	$282,723
Investments in marketable securities	75,077	140,131
Accounts receivable, net	95,239	60,295
Inventories	108,565	55,013
Prepaid expenses and other current assets	16,046	17,463
Total current assets	442,834	555,625

Property and equipment, net	126,177	79,563
Goodwill	181,688	104,502
Intangible assets, net	256,170	168,290
Right of use asset, net	32,263	33,576
Other assets, net	31,549	34,450
Total assets	$1,070,681	$976,006

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$43,863	$18,771
Accrued expenses and other current liabilities	77,834	51,820
Deferred revenue	3,238	3,719
Convertible debt	107,699	217,467
Total current liabilities	232,634	291,777
Convertible debt	400,426	258,711
Other liabilities	64,940	78,917
Total liabilities	698,000	629,405

Stockholders’ equity:
Common stock	52	46
Additional paid-in capital	661,586	587,862
Accumulated deficit	(290,524)	(242,807)
Accumulated other comprehensive income	1,567	1,500
Total stockholders’ equity	372,681	346,601
Total liabilities and stockholders’ equity	$1,070,681	$976,006

INPHI CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of dollars)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Cash flows from operating activities:
Net loss	$(3,380)	$(16,180)	$(47,717)	$(59,503)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation, amortization and stock-based compensation	59,871	44,718	174,536	129,955
Amortization and accretion related to debt	6,653	7,210	22,584	21,015
Loss on early extinguishment of debt	149	-	13,446	-
Deferred income taxes	914	490	1,158	936
Net unrealized gain on equity investments	(199)	(2,152)	(1,943)	(2,077)
Realized gain from investment	-	-	(4,999)	-
Loss on termination of software lease contracts	-	-	3,370	-
Other noncash items	543	(319)	173	(533)
Changes in assets and liabilities, net of acquisition	(26,533)	(8,180)	(49,665)	(14,804)
Net cash provided by operating activities	38,018	25,587	110,943	74,989

Cash flows from investing activities:
Purchases of property and equipment	(24,666)	(4,617)	(52,515)	(17,227)
Net sale or maturities (purchases) of marketable securities	12,669	(19,496)	65,403	(36,879)
Purchases of intangible assets	(351)	(687)	(628)	(1,137)
Acquisitions of business and equity investments, net of cash and proceeds	-	(3,000)	(214,731)	(3,000)
Net cash used in investing activities	(12,348)	(27,800)	(202,471)	(58,243)

Cash flows from financing activities:
Proceeds from exercise of stock options and ESPP	4,059	3,672	10,070	8,281
Minimum tax withholding paid on behalf of employees for net share settlement	(6,111)	(3,132)	(49,170)	(25,698)
Payments of obligations related to purchase of intangible assets and equipment financing	(7,476)	(6,833)	(31,269)	(20,229)
Proceeds from issuance of convertible debt, net of cost	-	-	492,743	-
Payment for convertible debt debt repurchases and conversion	(2,220)	-	(410,002)	-
Purchase of capped call options	-	-	(55,660)	-
Net cash used in financing activities	(11,748)	(6,293)	(43,288)	(37,646)

Net increase (decrease) in cash and cash equivalents	13,922	(8,506)	(134,816)	(20,900)
Cash and cash equivalents at beginning of period	133,985	159,624	282,723	172,018

Cash and cash equivalents at end of period	$147,907	$151,118	$147,907	$151,118

Note: As previously disclosed in the 2019 10K and subsequent 10Qs, the Company has revised the above statements of cash flows for the three and nine months in 2019 to correct a classification error between investing and financing activities.

INPHI CORPORATION
RECONCILIATION OF GAAP TO NON-GAAP MEASURES
(in thousands of dollars, except share and per share amounts)

To supplement the financial data presented on a GAAP basis, the Company discloses certain non-GAAP financial measures, which exclude stock-based compensation, legal, transition costs and other expenses, purchase price fair value adjustments related to acquisitions, non-cash interest expense and loss on extinguishment related to convertible debt, unrealized gain or loss on equity investments, lease expense on building not occupied and deferred tax asset valuation allowance. These non-GAAP financial measures are not in accordance with GAAP. These results should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The Company believes that its non-GAAP financial information provides useful information to management and investors regarding financial and business trends relating to its financial condition and results of operations because it excludes charges or benefits that management considers to be outside of the Company’s core operating results. The Company believes that the non-GAAP measures of gross margin, income from operations, net income and earnings per share, in combination with the Company’s financial results calculated in accordance with GAAP, provide investors with additional perspective and a more meaningful understanding of the Company’s ongoing operating performance. In addition, the Company’s management uses these non-GAAP measures to review and assess the financial performance of the Company, to determine executive officer incentive compensation and to plan and forecast performance in future periods. The Company’s non-GAAP measurements are not prepared in accordance with GAAP, and are not an alternative to GAAP financial information, and may be calculated differently than non-GAAP financial information disclosed by other companies.

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME
(in thousands of dollars, except share and per share amounts)
(Unaudited)

	Three Months Ended September 30,				Nine Months Ended September 30,
	2020		2019		2020		2019
GAAP gross margin to Non-GAAP gross margin
GAAP gross margin	$101,540		54,482		$268,169		$151,222
Adjustments to GAAP gross margin:
Stock-based compensation	2,136	(a)	1,953	(a)	6,033	(a)	4,432	(a)
Amortization of inventory step-up	143	(b)	-		4,482	(b)	-
Amortization of intangibles	12,380	(c)	9,724	(c)	38,844	(c)	29,172	(c)
Depreciation on step-up values of fixed assets	(207)	(d)	(3)	(d)	223	(d)	(27)	(d)
Non-GAAP gross margin	$115,992		$66,156		$317,751		$184,799

GAAP operating expenses to Non-GAAP operating expenses
GAAP research and development	$66,832		$44,895		$198,701		$133,999
Adjustments to GAAP research and development:
Stock-based compensation	(16,484)	(a)	(10,297)	(a)	(45,995)	(a)	(30,954)	(a)
Depreciation on step-up values of fixed assets	(131)	(d)	(157)	(d)	(255)	(d)	(354)	(d)
Acquisition related expenses	(888)	(e)	-		(10,291)	(e)	-
Non-GAAP research and development	$49,329		$34,441		$142,160		$102,691

GAAP sales and marketing	$15,341		$12,311		$45,274		$35,344
Adjustments to GAAP sales and marketing:
Stock-based compensation	(5,858)	(a)	(4,312)	(a)	(16,320)	(a)	(11,729)	(a)
Amortization of intangibles	(2,432)	(c)	(2,431)	(c)	(7,295)	(c)	(7,293)	(c)
Depreciation on step-up values of fixed assets	(16)	(d)	(2)	(d)	(37)	(d)	(7)	(d)
Acquisition related expenses	(63)	(e)	-		(740)	(e)	-
Non-GAAP sales and marketing	$6,972		$5,566		$20,882		$16,315

GAAP general and administrative	$13,125		$8,165		$38,508		$22,478
Adjustments to GAAP general and administrative:
Stock-based compensation	(4,568)	(a)	(3,316)	(a)	(12,953)	(a)	(9,482)	(a)
Amortization of intangibles	(69)	(c)	(116)	(c)	(209)	(c)	(348)	(c)
Depreciation on step-up values of fixed assets	3	(d)	(5)	(d)	(125)	(d)	(14)	(d)
Acquisition related expenses	(1,641)	(e)	-		(6,632)	(e)	-
Expense on lease that was not yet occupied	(462)	(f)	-		(1,709)	(f)	-
Loss on claim settlement from ClariPhy acquisition	-		-		-		(400)	(g)
Non-GAAP general and administrative	$6,388		$4,728		$16,880		$12,234
Non-GAAP total operating expenses	$62,689		$44,735		$179,922		$131,240
Non-GAAP income from operations	$53,303		$21,421		$137,829		$53,559

GAAP net loss to Non-GAAP net income
GAAP net loss	$(3,380)		$(16,180)		$(47,717)		$(59,503)
Adjusting items to GAAP net loss:
Operating expenses related to stock-based compensation expense	29,046	(a)	19,878	(a)	81,301	(a)	56,597	(a)
Amortization of inventory step-up	143	(b)	-		4,482	(b)	-
Amortization of intangibles related to purchase price	14,881	(c)	12,271	(c)	46,348	(c)	36,813	(c)
Depreciation on step-up values of fixed assets	(63)	(d)	161	(d)	640	(d)	348	(d)
Acquisition related expenses	2,592	(e)	-		17,663	(e)	-
Expense on lease that was not yet occupied	462	(f)	-		1,709	(f)
Loss on claim settlement from ClariPhy acquisition	-		-		-		400	(g)
Accretion and amortization expense on convertible debt	6,653	(h)	7,210	(h)	22,584	(h)	21,015	(h)
Loss on extinguishment of convertible debt	149	(i)	-		13,446	(i)	-
Net realized and unrealized loss (gain) on equity investment	(199)	(j)	(2,152)	(j)	(6,942)	(j)	(2,077)	(j)
Loss on retirement of certain property and equipment from acquisitions	405	(k)	7	(k)	445	(k)	7	(k)
Loss on claim settlement from Exactik disposition	-		-		-		296	(l)
Valuation allowance and tax effect of the adjustments above from GAAP to non-GAAP	(2,756)	(m)	297	(m)	(3,593)	(m)	(403)	(m)
Non-GAAP net income	$47,933		$21,492		$130,366		$53,493

Shares used in computing non-GAAP basic earnings per share	51,971,621		45,517,862		48,986,248		45,057,539

Shares used in computing non-GAAP diluted earnings per share before offsetting shares from call option	55,676,182		49,912,318		54,436,550		47,920,275
Offsetting shares from call option	1,314,251		1,694,050		1,581,182		827,059
Shares used in computing non-GAAP diluted earnings per share	54,361,931		48,218,268		52,855,368		47,093,216

Non-GAAP earnings per share:
Basic	$0.92		$0.47		$2.66		$1.19
Diluted	$0.88		$0.45		$2.47		$1.14

GAAP gross margin as a % of revenue	56.2%		57.8%		54.1%		57.6%
Stock-based compensation	1.2%		2.1%		1.2%		1.7%
Amortization of inventory fair value step-up and intangibles	6.8%		10.3%		8.8%		11.0%
Non-GAAP gross margin as a % of revenue	64.2%		70.2%		64.1%		70.3%

(a)

Reflects the stock-based compensation expense recorded relating to stock-based awards. The Company excludes this item when it evaluates the continuing operational performance of the Company as management believes this GAAP measure is not indicative of its core operating performance.

(b)

Reflects the cost of goods sold fair value amortization of inventory step-up related to acquisitions. The Company excludes these items when it evaluates the continuing operational performance of the Company as management believes this GAAP measure is not indicative of its core operating performance.

(c)

Reflects the fair value amortization of intangibles related to acquisition. The Company excludes these items when it evaluates the continuing operational performance of the Company as management believes this GAAP measure is not indicative of its core operating performance.

(d)

Reflects the fair value depreciation of fixed assets related to acquisitions. The Company excludes these items when it evaluates the continuing operational performance of the Company as management believes this GAAP measure is not indicative of its core operating performance.

(e)

Reflects the legal, transition costs and other expenses related to acquisitions. The transition costs also include short-term cash retention bonus payments to eSilicon employees. The Company excludes this item when it evaluates the continuing operational performance of the Company as management believes this GAAP measure is not indicative of its core operating performance.

(f)

Reflects the expense on building lease not yet occupied. The Company excludes these items when it evaluates the continuing operational performance of the Company as management believes this GAAP measure is not indicative of its core operating performance.

(g)

Reflects the loss on settlement of certain customer claims from the ClariPhy acquisition. The Company excludes these items when it evaluates the continuing operational performance of the Company as management believes this GAAP measure is not indicative of its core operating performance.

(h)

Reflects the accretion and amortization expense on convertible debt. The Company excludes these items when it evaluates the continuing operational performance of the Company as management believes this GAAP measure is not indicative of its core operating performance.

(i)

Reflects the loss on early extinguishment of convertible debt. The Company excludes these items when it evaluates the continuing operational performance of the Company as management believes this GAAP measure is not indicative of its core operating performance.

(j)

Reflects the unrealized and realized gain or loss on equity investments. The Company excludes these items when it evaluates the continuing operational performance of the Company as management believes this GAAP measure is not indicative of its core operating performance.

(k)

Reflects the loss on disposal of certain property and equipment from the acquisitions. The Company excludes these items when it evaluates the continuing operational performance of the Company as management believes this GAAP measure is not indicative of its core operating performance.

(l)

Reflects the loss on settlement of claim from the Exactik business disposal. The Company excludes these items when it evaluates the continuing operational performance of the Company as management believes this GAAP measure is not indicative of its core operating performance.

(m)

Reflects the change in valuation allowance and delta in interim period tax allocation from GAAP to non-GAAP related to non-GAAP adjustments. The Company excludes this item when it evaluates the continuing operational performance of the Company as management believes this GAAP measure is not indicative of its core operating performance.

INPHI CORPORATION
RECONCILIATION OF GAAP TO NON-GAAP MEASURES -FOURTH QUARTER 2020 GUIDANCE
(in thousands of dollars, except share and per share amounts)
(Unaudited)

	Three Months Ending December 31, 2020
	High	Low
Estimated GAAP net loss	$(950)	$(2,650)
Adjusting items to estimated GAAP net loss:
Operating expenses related to stock-based compensation expense	30,000	28,000
Amortization of intangibles	14,900	14,900
Amortization of step up values of acquired inventories	140	140
Amortization of step up values of acquired property and equipment	60	60
Acquisition related expenses	3,000	3,000
Amortization of convertible debt interest cost	6,650	6,650
Tax effect of GAAP to non-GAAP adjustments	(3,200)	(2,900)
Estimated non-GAAP net income	$50,600	$47,200

Shares used in computing estimated non-GAAP diluted earnings per share	55,665,000	55,665,000

Estimated non-GAAP diluted earnings per share	$0.91	$0.85

Revenue	$188,750	$185,250

GAAP gross margin	$107,575	$103,460
as a % of revenue	57.0%	55.8%
Adjusting items to estimated GAAP gross margin:
Stock-based compensation	2,000	2,000
Amortization of step up values of acquired inventories	140	140
Amortization of intangibles	12,400	12,400
Estimated non-GAAP gross margin	$122,115	$118,000
as a % of revenue	64.7%	63.7%